 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Lerer Hippeau Acquisition Corp.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

526749106
(CUSIP Number)

March 5, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. 526749106	Page 2 of 10

1	NAMES OF REPORTING PERSONS
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 526749106	Page 3 of 10

1	NAMES OF REPORTING PERSONS
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 526749106	Page 4 of 10

1	NAMES OF REPORTING PERSONS
LIGHT STREET MERCURY MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,344,475

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,344,475

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,344,475

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, PN

CUSIP No. 526749106	Page 5 of 10

Item 1(a).	Name of Issuer:

Lerer Hippeau Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Crosby Street, Suite 201, New York, New York 10012

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Light Street Capital Management, LLC (“LSCM”);

ii)	Glen Thomas Kacher (“Mr. Kacher”); and

iii)	Light Street Mercury Master Fund, L.P. (“Mercury”).

This Statement relates to Shares (as defined herein), held for the account of Mercury, an exempted limited partnership in the Cayman Islands, and Light Street Tungsten Master Fund, L.P., an exempted limited partnership in the Cayman Islands (“Tungsten”). LSCM serves as investment adviser and general partner to each of Mercury and Tungsten, and, in such capacities, exercises voting and investment power over the Shares held in the accounts for each of Mercury and Tungsten. Mr. Kacher is the Chief Investment Officer of LSCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware;

ii)	Mr. Kacher is a citizen of the United States of America; and

iii)	Mercury is an exempted limited partnership in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value per share (“Shares”)

CUSIP No. 526749106	Page 6 of 10

Item 2(e).	CUSIP Number:

526749106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of March 9, 2021, each of the Reporting Persons may be deemed the beneficial owner of 1,500,000 Shares. This amount consists of: (A) 1,344,475 shares held for the account of Mercury; and (B) 155,525 shares held for the account of Tungsten.

Item 4(b).	Percent of Class:

As of March 9, 2021, each of LSCM and Mr. Kacher may be deemed the beneficial owner of approximately 6.5% of Shares outstanding. (These percentages are based on 22,951,509 Shares reported to be outstanding in the Issuer’s Form 8-K filed on March 10, 2021.)

Item 4(c).	Number of Shares as to which such person has:

LSCM and Mr. Kacher: (i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,500,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,500,000

Mercury: (i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,344,475
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,344,475

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

CUSIP No. 526749106	Page 7 of 10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 526749106	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

March 10, 2021

CUSIP No. 526749106	Page 9 of 10

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

CUSIP No. 526749106	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Lerer Hippeau Acquisition Corp. dated as of March 10, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

March 10, 2021